James Mathews
Vice President,
Controller Jim.Mathews@adc.com Telephone: 952.917.0940
February 13, 2006
Attn: Ms. Inessa Berenbaum
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Request for Extension of Response Time ADC Telecommunications, Inc.
Form 10-K report for the fiscal year ended October 31, 2005 File No. 0-01424
Dear Ms. Berenbaum:
     As you discussed with Rachel Friedenberg of ADC’s Legal Department on February 10, 2006, ADC hereby requests an extension of time to file its response to the comment letter dated February 1, 2006. We understand that the Commission attempted to send the comment letter to ADC by facsimile on February 1; however, ADC management did not become aware of the comment letter until it received the hard copy by mail on February 9. At this point, the Company needs additional time to prepare its response to the comment letter and is requesting an extension until February 28, 2006. We believe that this will allow the Company adequate time to properly research the comments and formulate its response.
     If you have any questions or comments or would like to discuss this, please call me at (952) 917-0940 or communicate by facsimile at (952) 917-0999.
Sincerely,

ADC TELECOMMUNICATIONS, INC.
/s/ James G. Mathews
James G. Mathews
Vice President, Controller

cc:	Mr. Gokul V. Hemmady
Mr. Jeffrey D. Pflaum, Esq.
Office Address: 13625 Technology Drive, Eden Prairie, Minnesota 55344
Mailing Address: P.O. Box 1101, Minneapolis, Minnesota 55411-1101
World Headquarters: Minneapolis, Minnesota USA +1.952.938.8080 www.adc.com